Exhibit 99.58

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

February 8, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LARGO RESOURCES LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on February 5, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners (“NOBO”):

1.                            Proxy - Registered Securityholders

2.                            Voting Instruction Form - NOBOs

3.                            Notice of Meeting Combined with Information Circular

4.                            Lumi Virtual Meeting Insert

5.                            Proxy Return Envelope

Yours truly,

TSX Trust Company

“Lori Winchester”

Senior Relationship Manager

Lori.Winchester@tmx.com